Lundin Mining Corporation	Lundin Mining AB
Suite 2101	Hovslagargatan 5
885 West Georgia Street	111 48 Stockholm
Vancouver, BC V6C 3E8	Sweden
Canada
Tel. +1- 604- 681-1337	Tel. +46-8-550 560 00
Fax +1- 604- 681-1339	Fax +46-8-550 560 01
www.lundinmining.com

NEWS RELEASE

Lundin Mining Releases Preliminary Q4 2007 Results

Vancouver, February 28, 2008 (TSX: LUN; OMX: LUMI; NYSE: LMC) Lundin Mining Corporation ("Lundin Mining" or the "Company") today reported unaudited earnings, before impairment charges and income tax, of US$84.0 million for the fourth quarter of 2007, within the range given in recent guidance.

The Company had been expected to release its final results for the fourth quarter today as previously announced. However impairment assessments in respect of goodwill arising on the merger with EuroZinc and the acquisition of Rio Narcea have not yet been finalized. The Company wished to provide as much financial information as it could at this time and has therefore decided to release full details of results before impairment charges and income tax. These are contained in the attached release.

Sales revenue in the fourth quarter of 2007 was US$253.1 million, an increase of 7.2% over the previous corresponding period. Increased copper and nickel sales arising from the inclusion of the Neves-Corvo mine (acquired in October 2006) and the Aguablanca mine (acquired in July 2007) was partially offset by lower zinc volumes and prices. Sales of copper now represent over fifty percent of the Company’s revenue.

Earnings before impairment charges and income tax for the fourth quarter of 2007 were in-line with the corresponding period in 2006 reflecting increased sales and the offsetting effect of lower zinc prices. Included in the quarter are US$56.9 million of pricing adjustments relating to final pricing of Q3 sales as well as year-end price adjustments based on the forward metal price curve.

During the period, the Aljustrel mine in Portugal achieved first zinc production in accordance with plan.

Commenting on the results, Mr. Phil Wright, President and CEO of Lundin Mining, said, "Pricing adjustments affected the fourth quarter results, however, over the full year period, the Company achieved significant growth with earnings, before impairment charges and income tax, up 121% to US$453.6 million"

Commenting on the metal price outlook for 2008, Mr. Wright said, "While we remain optimistic on copper and lead prices going forward, we do expect some weakness in zinc until the effect of the present economic slowdown is known."

Yesterday the Company filed on SEDAR its restated financial statements and MD&A for the first, second and third quarters of 2007.

The Company advised that it will release the impairment assessment as soon as it is finalized.

About Lundin Mining

Lundin Mining Corporation is a rapidly growing, diversified base metals mining company with operations in Portugal, Spain, Sweden and Ireland. The Company currently has six mines in operation producing copper, nickel, lead and zinc. In addition, Lundin Mining holds a development project pipeline which includes the world class Tenke Fungurume copper/cobalt project in the Democratic Republic of Congo and the Ozernoe zinc project in Russia. The Company holds an extensive exploration portfolio and interests in international mining and exploration ventures.

For further information, please contact:

Anders Haker, Vice President and CFO: +46-708-10 85 59
Catarina Ihre, Manager, Investor Relations: +46-706-07 92 63
Sophia Shane, Investor Relations North America: +1-604-689-7842

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper, lead and zinc; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment where the Company operates will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

PRELIMINARY FOURTH QUARTER 2007 RESULTS

Unaudited Financial and Operational Highlights

Selected Financial Information
	Three months ended December 31,			Twelve months ended December 31,
(USD $000's) (unaudited)	2007	2006	Change	2007	2006	Change
Sales	$253,110	$236,072	7.2%	$1,059,722	$539,729	96.3%
		(Restated)			(Restated)
Operating earnings before
impairment charges, income tax
and the undernoted items	138,069	116,355	18.7%	628,533	299,997	109.5%
General Exploration	(10,875)	(4,505)		(35,374)	(9,857)
Depletion, Depreciation & Amortization	(59,119)	(32,393)		(175,692)	(74,448)
Derivatives Gains/(Losses)	16,890	15,284		(34,526)	420
Investments & Other Gains	84	9		77,974	9
Interest and Other Items	(1,055)	(10,047)		(7,301)	(10,415)

Earnings Before Impairment
Charges and Income Tax	83,994	84,703	-0.8%	453,614	205,706	120.5%

Capital expenditure	$109,148	$131,569		$259,701	$151,349
Net Cash/(Debt)*	$35,071	$356,035		$35,071	$356,035
*Net Cash/(Debt) is defined as available unrestricted cash less financial debt, including capital leases and other debt related obligations.

Production Summary**	Three months ended December 31,			Twelve months ended December 31,
(unaudited)	2007	2006	Change	2007	2006	Change
Copper (tonnes)	27,487	15,602	76.2%	97,120	24,091	303.1%
Zinc (tonnes)	37,184	42,585	-12.7%	152,020	167,422	-9.2%
Lead (tonnes)	10,370	11,451	-9.4%	44,560	45,106	-1.2%
Nickel (tonnes)	1,690	-		3,270	-
Silver (000's ounces)	715	608	17.5%	2,738	2,008	36.4%

**Production is contained metal produced by the Company and excludes pre-acquisiton production

Preliminary Results Before Impairment Charges and Income Tax

This news release contains the preliminary unaudited results for Lundin Mining Corporation in respect of the three and twelve months ended December 31, 2007.

The summary financial information above is presented before impairment charges and income tax. Impairment assessments are under way by external advisers but are not yet completed. It is likely that there will be impairment adjustments in respect of goodwill arising from the merger with EuroZinc and the acquisition of Rio Narcea. Fair value assessments are also being conducted on assets acquired as part of the same transactions.

As soon as impairment assessments and any related income tax effects are finalized, the Company will make public this information.

Unaudited Results

The results contained in this release are unaudited and subject to change as a result of any adjustments that may arise as a result of the audit process. These results are stated before impairment charges and income tax.

Significant Highlights

  Fourth quarter earnings in line with the previous corresponding period. The inclusion of production from Neves-Corvo (2 months in 2006) and Aguablanca (acquired in July 2007) mines for the first time was offset by lower zinc production from other mines and lower zinc prices.

  Earnings for the year before impairment charges and income tax increased 121% to $453.6 million following significant growth as a result of the merger with EuroZinc in October 2006 and the acquisition of Rio Narcea in July 2007.

  Significant increase in copper production with copper revenue representing greater than 50% of sales in 2007.

  Construction commenced on the Zinkgruvan Copper Project.

  Aljustrel mine achieved first zinc production in December 2007 in accordance with plan.

  Net cash stands at $35.1 million at year end. All development is presently being funded from internal cash flow.

Q4 2007 Operational Summary

  Production of contained copper increased 76.2% to 27,487 tonnes in the period. Production of contained zinc was 12.7% lower in the fourth quarter 2007 compared with the previous corresponding quarter and contained lead was 9.4% lower. These reductions arose from lower head grades at Zinkgruvan, lower recoveries at Galmoy and scheduled reductions at Storliden which is planned to close in 2008. Production of nickel metal contained in concentrate amounted to 1,690 tonnes. There was no nickel production prior to the acquisition of Aguablanca.

  Production of zinc concentrates from the Aljustrel mine started according to plan in December. Commercial production is expected to begin early in the secord quarter. Ore is currently produced from the Moinho ore body. Production of ore from the richer Feitas ore body is expected to start during the second half of 2008.

Project Summary

  The Ozernoe Zinc Project in eastern Russia is undergoing a feasibility study where the main focus during the fourth quarter 2007 was the commencement of size throughput studies considering as a minimum a 6 million tonne per annum initial mill feed rate. Certain of the milestones contained within the mineral license are under negotiation. These milestones need to be extended and while there is no indication that such extensions will not be given, there is also no guarantee that these extensions will be granted.

  At the Tenke Fungurume Copper Project in DRC, concrete installation started during the fourth quarter 2007. Lundin Mining’s partner Freeport McMoRan Copper and Gold Inc. ("Freeport McMoRan") announced updated capital costs with the latest estimated direct capital cost rising to $900 million. First copper production is now expected in 2009. On February 19, 2008 the Company received a copy of a letter from the Ministry of Mines, Government of the Democratic Republic of Congo pertaining to the review of mining contracts in the country. The letter was addressed to Tenke Fungurume Mining S.A.R.L. the entity which is developing the mine and in which the Company has an equity investment of 24.75%. An appropriate response has been made to the Ministry of Mines.

  Study commenced on the Lombador Zinc Project. If approved, this will significantly increase the Company’s zinc production.

Restatement of financial statements

The Company has been informed by its tax advisors that a lower tax rate than allowed had been used in Portugal resulting in an under declaration of past tax contributions. The Company has restated and refiled its financial statements for each of the interim periods in 2007 and will be reflecting the effect on the 2006 annual financial statements in the comparative information when the Company presents its financial statements for the year ended December 31, 2007.

The restatement primarily affected the original allocation of the purchase price for the acquisition of EuroZinc Mining Corporation, the tax rate applied to the Portuguese operations since the date of their acquisition and the reversal of a future income tax benefit recorded in the third quarter. The effect on the earnings of the Company for the year ended December 31, 2006 is not significant.

A summary of the effect of the changes on previously reported net earnings of the Company is as follows:

(unaudited)	Three months ended
($000's except per share data)	30-Sep-07	30-Jun-07	31-Mar-07
Net earnings as previously reported	$123,100	$159,908	$53,708
As restated	76,591*	153,777	52,080

Restated Earnings per Share
Basic earnings per share	$0.20	$0.54	$0.18
Diluted earnings per share	$0.20	$0.54	$0.18
*Primarily due to the reversal of a future income tax benefit recorded in the period.

Summary of Operations Before Impairment Charges and Income Taxes
	Three months ended		Twelve months ended
(unaudited)	December 31,		December 31,
($000's)	2007	2006	2007	2006
		(Restated)		(Restated)

Sales	$253,110	$236,072	$1,059,722	$539,729
Cost of sales	(96,165)	(109,309)	(379,295)	(219,016)
Accretion of asset retirement obligations	(4,332)	(1,284)	(9,085)	(1,284)
Depreciation, depletion and amortization	(59,119)	(32,394)	(175,692)	(74,448)
General exploration and project investigation	(10,875)	(4,505)	(35,374)	(9,857)
Selling, general and administration	(11,933)	(8,886)	(30,785)	(17,051)
Stock-based compensation	(2,611)	(238)	(12,024)	(2,381)
Foreign exchange losses	(2,889)	(14,215)	(18,622)	(16,907)
Losses on derivative instruments	16,890	15,284	(34,526)	420
Interest and other income	6,437	5,817	25,155	8,321
Interest and bank charges	(4,207)	(1,646)	(13,470)	(1,646)
Gain on sale of investments	84	9	77,974	9
Equity loss	(375)	-	(375)	-
Non-controlling interest	(21)	(2)	11	(183)
Earnings before impairment charges & income tax	$83,994	$84,703	$453,614	$205,706

Outlook

  2008 production is expected to be 92,000 tonnes of contained copper, 202,000 tonnes of contained zinc, 6,800 tonnes of contained nickel and 47,000 tonnes of contained lead.

  Growth in Asian metal demand is expected to balance softness in North America and Europe. The price of copper is expected to remain at or above current levels with some weakness expected in zinc, lead and nickel.

  Treatment charges for copper concentrates are expected to fall. Treatment charges for zinc concentrates are expected to increase in favour of the smelters.

  Development continues in respect of the Tenke Fungurume Copper Project in the DRC and the Zinkgruvan Copper Project. Feasibility studies continue with respect to the Neves-Corvo Lombador Zinc Project and Ozernoe Zinc Project.

  Capital expenditures are expected to be $350 million to $400 million in 2008. Exploration is expected to remain near or slightly above 2007 levels.

  A review is underway involving all of the Company’s operations and projects with a view to active management and improvement.

ADDITIONAL MANAGEMENT COMMENTS

(Expressed in United States dollars, unless otherwise indicated)
THREE AND TWELVE MONTH PERIODS ENDED DECEMBER 31, 2007 and 2006

Please refer to the cautionary statement of forward-looking information at the end of these comments on financial results. Additional information relating to the Company is available on the SEDAR website at www.sedar.com and at the Company web site at www.lundinmining.com. All the financial information in this Management Comments has been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and all dollar amounts in the tables are expressed in thousands of US dollars, unless otherwise noted.

Overview

Lundin Mining is a Canadian-based international mining company that owns and operates the Neves-Corvo copper/zinc mine and the Aljustrel zinc mine in Portugal, the Zinkgruvan zinc/lead/silver mine in Sweden, the Galmoy zinc/lead mine in Ireland and the Aguablanca nickel/copper mine in Spain. Additionally, the Company owns the Storliden copper/zinc mine in Sweden, which is operated by Boliden AB. The Company also holds a 24.75% equity interest in the Tenke Fungurume Project, a major copper-cobalt project under development in the Democratic Republic of Congo ("DRC") and a 49% interest in the Ozernoe Project in eastern Russia, one of the largest undeveloped zinc/lead projects in the world.

Recent Developments and Highlights

Production commenced at the Aljustrel mine

On December 16, 2007, the management team at the Aljustrel mine successfully started to process run of mine ore from the Moinho ore body and to produce zinc concentrates after fourteen years of a care and maintenance program. Management expects to bring forward by twelve months the production of zinc and lead concentrates stemming from the Feitais ore body, which was originally planned to take place during the second half of 2009. Ore from the Feitas ore body is known for its higher content of recoverable lead and silver, which will provide by-product credits. It is planned for the mine to reach full production during the first quarter 2009 at a rate of 80,000 tonnes of contained zinc, 17,000 tonnes of contained lead and 1.25 million ounces of silver (silver contained in concentrate sold as part of Silverstone deal announced in the third quarter of 2007).

Phil Wright appointed President and CEO of Lundin Mining Corporation

On January 16, 2008 Mr. Phil Wright was appointed President and Chief Executive Officer of Lundin Mining Corporation and joined the Board of Directors of the Company. Mr. Wright is an experienced Chief Executive with expertise in operations, large-scale feasibility studies and project management. He has post-graduate finance qualifications, is a graduate of Harvard’s School of Business (PMD) and is a Fellow of the Australian Institute of Company Directors and the Financial Services Institute of Australasia.

Announcement of Normal Course Issuer Bid

The Company announced on December 19 2007 a Normal Course Issuer Bid ("NCIB") to repurchase up to 19,620,139 previously issued common shares, and has filed the applicable notice with the Toronto Stock Exchange (the "Exchange") in accordance with Exchange policies. The Company may if it elects to do so, based upon market and investment considerations, acquire up to 19,620,139 common shares, representing 5% of the Company’s 392,402,771 outstanding common shares as at the date hereof, on the open market through the facilities of the Exchange. In accordance with Exchange policies, the duration of the NCIB will be no more than one year, commencing December 21, 2007 and ending December 20, 2008, and daily purchases made by the Company will not exceed 630,208 common shares, being 25% of the average daily trading volume of the Company’s common shares on the Exchange (2,520,833 common shares), subject to certain prescribed exceptions. Any shares purchased by the Company will be cancelled.

As at February 25, 2008, 2,150,700 shares had been purchased in the normal course issuer bid at an average price of $8.76 CAD.

Developments in the Tenke Fungurume Copper Project

During the fourth quarter 2007, Freeport McMoRan announced updated capital costs with the latest estimated direct capital cost rising to $900 million. First copper production is now expected in 2009. The estimated cost of the project continues to be tracked closely by Freeport McMoRan to mitigate risks of further increase; however, these can not be ruled out. Bank debt negotiations with a group of multi-laterals also progressed in parallel to the partners Freeport McMoRan and Lundin Mining financing construction with shareholder loans on a 70:30 basis. Debt financing completion for a large limited recourse debt facility was delayed pending resolution by the government of DRC on their multi-project contract review.

On February 19, 2008 the Company received a copy of a letter from the Ministry of Mines, Government of the Democratic Republic of Congo ("the Government") pertaining to the review of mining contracts in the country. The letter was addressed to Tenke Fungurume Mining S.A.R.L. ("TFM"), the entity which is developing the mine and in which the Company has an equity investment of 24.75%.

In the letter, the Ministry of Mines requests that further discussions take place regarding the TFM mining partnership with Gecamines, the DRC state-owned mining company. Discussions have been requested in respect of such matters as the quantum of transfer payments; Gecamines percentage share ownership in TFM; Gecamines involvement in the management of TFM; regularization of certain issues under Congolese law; and the implementation of social plans.

The Company believes that its agreements with Freeport McMoRan and TFM’s agreements with the Government are legally binding, that all associated issues have been dealt with fully under Congolese law and that the overall fiscal terms previously negotiated and incorporated into the Amended and Restated Mining Convention exceed the requirements of the Congolese Mining Code. An appropriate response has been made to the Ministry of Mines.

Summary of Operations

Metal Produced - Own Production
		Three months ended December 31			Twelve months ended December 31
(unaudited)		2007	2006	Change	2007	2006	Change
Copper	Neves-Corvo	25,317	13,449	88%	90,182	13,449	571%
(tonnes)	Storliden	622	2,153	-71%	3,870	10,642	-64%
	Aguablanca	1,548	-		3,068	-
	Total	27,487	15,602	76%	97,120	24,091	303%

Zinc	Neves-Corvo	6,018	3,634	66%	24,163	3,634	565%
(tonnes)	Zinkgruvan	17,618	19,750	-11%	68,441	75,909	-10%
	Storliden	2,570	5,728	-55%	13,944	27,824	-50%
	Galmoy	10,788	13,473	-20%	45,282	60,055	-25%
	Aljustrel	190	-		190	-
	Total	37,184	42,585	-13%	152,020	167,422	-9%

Lead	Zinkgruvan	7,643	8,653	-12%	33,580	31,850	5%
(tonnes)	Galmoy	2,727	2,798	-3%	10,980	13,256	-17%
	Total	10,370	11,451	-9%	44,560	45,106	-1%

Nickel	Aguablanca	1,690	-		3,270	-
(tonnes)	Total	1,690	-		3,270	-

Silver	Neves-Corvo	216,798	115,606	88%	852,448	115,606	637%
(ounces)	Zinkgruvan	436,795	475,751	-8%	1,756,074	1,760,907	0%
	Galmoy	60,908	16,918	260%	129,276	131,797	-2%
	Total	714,501	608,275	17%	2,737,798	2,008,310	36%

Metal Produced - by mine*

		Three months ended December 31			Twelve months ended December 31
(unaudited)		2007	2006	Change	2007	2006	Change
Copper	Neves-Corvo	25,317	18,625	36%	90,182	78,576	15%
(tonnes)	Storliden	622	2,153	-71%	3,870	10,642	-64%
	Aguablanca	1,548	1,775	-13%	6,281	6,616	-5%
	Total	27,487	22,553	22%	100,333	95,834	5%

Zinc	Neves-Corvo	6,018	4,486	34%	24,163	7,505	222%
(tonnes)	Zinkgruvan	17,618	19,750	-11%	68,441	75,909	-10%
	Storliden	2,570	5,728	-55%	13,944	27,824	-50%
	Galmoy	10,788	13,473	-20%	45,282	60,055	-25%
	Aljustrel	190	-		190	-
	Total	37,184	43,437	-14%	152,020	171,293	-11%

Lead	Zinkgruvan	7,643	8,653	-12%	33,580	31,850	5%
(tonnes)	Galmoy	2,727	2,798	-3%	10,980	13,256	-17%
	Total	10,370	11,451	-9%	44,560	45,106	-1%

Nickel	Aguablanca	1,690	1,635	3%	6,630	6,398	4%
(tonnes)	Total	1,690	1,635	3%	6,630	6,398	4%

Silver	Neves-Corvo	216,798	155,895	39%	852,448	645,521	32%
(ounces)	Zinkgruvan	436,795	475,751	-8%	1,756,074	1,760,907	0%
	Galmoy	60,908	16,918	260%	129,276	131,797	-2%
	Total	714,501	648,564	10%	2,737,798	2,538,225	8%

*100% of 2006 and 2007 metal production at Neves-Corvo and Aguablanca is included for comparative purposes only. This does not, however, represent Lundin Mining's actual ownership during the period. EuroZinc Mining (owner of Neves-Corvo) completed a merger with Lundin Mining on November 1, 2006 and Lundin Mining acquired Rio Narcea (owner of Aguablanca) on July 17, 2007.

Metal Sold and Payable*

		Three months ended December 31			Twelve months ended December 31
(unaudited)		2007	2006	Change	2007	2006	Change
Copper	Neves-Corvo	24,648	12,977	90%	86,180	12,977	564%
(tonnes)	Storliden	591	2,153	-73%	3,672	10,642	-65%
	Aguablanca	1,268	-		2,685	-
	Total	26,507	15,130	75%	92,537	23,619	292%

Zinc	Neves-Corvo	6,016	3,576	68%	20,927	3,576	485%
(tonnes)	Zinkgruvan	13,657	19,139	-29%	57,020	78,716	-28%
	Storliden	2,183	5,737	-62%	11,852	27,824	-57%
	Galmoy	8,511	14,258	-40%	37,623	59,197	-36%
	Total	30,367	42,710	-29%	127,422	169,313	-25%

Lead	Zinkgruvan	9,566	5,811	65%	35,160	29,438	19%
(tonnes)	Galmoy	2,666	2,673	0%	9,881	14,042	-30%
	Total	12,232	8,484	44%	45,041	43,480	4%

Nickel	Aguablanca	1,449	-		3,025	-
(tonnes)	Total	1,449	-		3,025	-

Silver	Neves-Corvo	143,819	73,911	95%	556,699	73,911	653%
(ounces)	Zinkgruvan	542,463	328,249	65%	1,827,576	1,629,133	12%
	Galmoy	46,810	13,735	241%	88,919	155,633	-43%
	Total	733,092	415,895	76%	2,473,194	1,858,677	33%

*This table shows the Company's own sales and does not include any pre-acquisition sales.

Results of Operations

Sales

Total sales increased $17.0 million in the fourth quarter of 2007 to $253.1 million compared with $236.1 million for the same period in 2006. This increase was due almost entirely to the merger with EuroZinc and the acquisition of Rio Narcea. Neves-Corvo sales include a full quarter in 2007 compared to two months in 2006 and Aguablanca, which was acquired on July 17, 2007, is included for the first time. Offsetting these increases were a reduction in zinc sales stemming from lower production and an average reduction in the price for zinc of 37%.

Sales for the twelve months ended December 31, 2007 were $1,059.7 million as compared with $539.7 million for the same period in 2006, the result of both the additional operations as noted above and higher realized metal prices for copper and lead in 2007.

Cost of Sales

Cost of sales decreased $13.1 million in the fourth quarter to $96.2 million compared with cost of sales of $109.3 million for the same period in 2006 which is not directly comparable. The cost of sales in the current quarter includes a non-recurring fair value adjustment in the Company's favour of $6.7 million relating to the Rio Narcea acquisition. The cost of sales in 2006 included a non-recurring adjustment in the Company’s favour of $38.6 million relating to the fair value increase to the Neves-Corvo inventory which resulted from the purchase price accounting on the EuroZinc acquisition as at October 31, 2006.

Cost of sales for the twelve months ended December 31, 2007 were $379.3 million compared with $219.0 million for the same period in 2006. The increase was largely attributable to the full year’s operating results from the Neves-Corvo mine and five months of operating results from the Aguablanca mine.

Accretion of Asset Retirement Obligations and Other

During the fourth quarter of 2007 accretion of asset retirement obligation and provision for severance on mine closure totaled $4.3 million compared to $1.3 million for the same period in 2006. The increase relates primarily to the acquisition of the Neves-Corvo and Aljustrel mines from EuroZinc beginning on October 31, 2006 and the Aguablanca mine on July 17, 2007.

Accretion of asset retirement obligations for the twelve months ended December 31, 2007 was $9.1 million compared with $1.3 million for same period in 2006.

Depreciation, Depletion and Amortization

Depreciation, depletion and amortization increased $26.7 million to $59.1 million for the fourth quarter of 2007 compared with $32.4 million for the same period in 2006 due primarily to a full quarter of depreciation at both the Neves-Corvo and Aguablanca mines. The depreciation, depletion and amortization on the mining assets from the Neves-Corvo and Aguablanca mines were based on the new fair values allocated to each of the respective mining assets acquired.

Depreciation, depletion and amortization for the twelve months ended December 31, 2007 was $175.7 million as compared with $74.4 million for same period in 2006.

General Exploration and Project Investigation

General exploration and project investigation costs increased $6.4 million to $10.9 million in the fourth quarter of 2007 compared with $4.5 million during the same period in 2006. A significant portion of the increase relates to the addition of the Rio Narcea exploration costs in Spain which comprise mostly underground drilling at Aguablanca and regional exploration in the Ossa Morena nickel-copper belt.

Exploration and project investigation costs for the twelve months ended December 31, 2007 totaled $35.4 million compared with $9.9 million in 2006. In 2007 the Company spent $20.7 million on exploration in Portugal, $7.8 million in Sweden, $4.1 million in Ireland and $2.8 million in Spain.

Selling, General and Administration

Selling, general and administration costs were $11.9 million in the fourth quarter 2007 compared with $8.9 million during the same period in 2006. This increase was due primarily to the costs associated with the Sarbanes Oxley ("SOX") compliance project, higher travel costs as well as the additional personnel and administrative costs associated with the recent mergers and acquisitions.

Selling, general and administration costs for the twelve months ended December 31, 2007 were $30.8 million compared with $17.1 million for the same period in 2006.

The Company has previously announced that several of its offices will be closed during 2008. It is expected that closure costs and other re-organisation costs may amount to $20 million and will be weighted towards the second half of the year.

Stock Based Compensation

Stock based compensation costs were $2.6 million in the fourth quarter 2007 compared with $0.2 million in the same period in 2006. The increase relates to the amortization of a comprehensive option grant in the third quarter 2007 combined with smaller grants in the fourth quarter to new employees.

Stock based compensation costs for the twelve months ended December 31, 2007 were $12.0 million compared with $2.4 million for the same period in 2006.

Foreign Exchange Losses

Foreign exchange losses decreased in the fourth quarter of 2007 to $2.9 million compared with a loss of $14.2 million for the same period in 2006. A weaker US dollar ("USD") has negatively affected the foreign exchange account as the majority of the cash is held in USD and losses are realized when the cash is converted to European currencies.

Foreign exchange losses for the twelve months ended December 31, 2007 totaled $18.6 million compared with $16.9 million for the same period in 2006.

Gains on Derivative Instruments

Gains on derivative instruments are comprised of realized and unrealized gains and losses from marking-to-market the Company’s outstanding metal forward sales and metal options contracts. The net gain on derivative contracts during the fourth quarter of 2007 was $16.9 million compared with a net gain of $15.3 million for the same period in 2006. The Company’s hedge positions for lead and copper were the primary reason for the $16.9 million gain in the fourth quarter.

Losses on derivative instruments for the twelve months ended December 31, 2007 totaled $34.5 million compared with a gain of $0.4 million for the same period in 2006. The year-over-year change is largely the result of the rising price of lead throughout 2007.

Investment and Other Gains

Investment and other gains consist of investment gains realized from the disposition of available-for-sale securities. Investment gains in the fourth quarter of 2007 were $0.1 million compared to $0.01 million in the fourth quarter of 2006.

During the twelve months ended December 31, 2007 the Company realized a gain of $78.0 million on the sale of available-for-sale securities. There were no comparable transactions in 2006.

Operations

Neves-Corvo Mine

	Three months ended December 31,			Twelve months ended December 31,
(100% OF PRODUCTION)	2007	2006	Change	2007	2006	Change
Ore mined, copper (tonnes)	585,138	508,226	15%	2,184,205	1,951,557	12%
Ore mined, zinc (tonnes)	103,123	83,390	24%	399,003	155,715	156%
Ore milled, copper (tonnes)	577,377	473,986	22%	2,180,764	1,946,853	12%
Ore milled, zinc (tonnes)	104,800	71,550	46%	396,719	147,674	169%
Grade per tonne
Copper (%)	5.0	4.5	11%	4.8	4.6	5%
Zinc (%)	7.3	8.9	-19%	7.8	8.4	-8%
Recovery
Copper (%)	87	87	0%	86	88	-2%
Zinc (%)	79	70	13%	78	60	30%
Concentrate grade
Copper (%)	23.0	24.6	-7%	22.9	24.7	-7%
Zinc (%)	48.3	50.0	-3%	48.9	49.1	0%
Production (metal contained)
Copper (tonnes)	25,317	18,625	36%	90,182	78,576	15%
Zinc (tonnes)	6,018	4,486	34%	24,163	7,505	222%
Silver (ounces)	216,798	155,895	39%	852,448	645,521	32%
Sales	$146,573	$130,897	12%	$621,088	$509,697	22%
*Cash cost per pound	$0.81	$0.69	17%	$0.75	$0.78	-4%

*Cash cost per pound of payable copper sold is the sum of direct cash costs and inventory changes less by-product credits and profit-based royalties. See Non-GAAP Performance Measures.

Ownership

The Company merged with EuroZinc, which was the 100% owner of the Neves-Corvo mine, on October 31, 2006. In order to present comparable data, the 2006 and 2007 figures and financial data have been presented as if the operation had been wholly owned for the entire period. The Company’s operating results only reflect the mine operations post the merger.

Production

A total of 688,261 tonnes were mined in the fourth quarter 2007, an increase of 96,645 tonnes or 16.3% over the same period in 2006. Over the full year, mined copper ore increased 11.9% to 2,184,205 tonnes and mined zinc ore increased 156.2% to 399,003 tonnes when compared with 2006.

For the fourth quarter 2007, production of copper metal in concentrate was 25,317 tonnes, or 35.9% over fourth quarter 2006; contained zinc production was 6,018 tonnes or 34.2% over fourth quarter 2006. Copper ore head grade averaged 5.0% compared with 4.5% in the same period. 2006. Zinc ore head grade in the fourth quarter 2007 averaged 7.3% compared with 8.9% in the fourth quarter 2006.

With the productivity improvement systems now fully implemented, extraction and throughput rates continue at record levels in both the copper and zinc streams giving increased metal output. Comparing 2006 with 2007, the hoisting system utilisation increased from 59.2% to 64.3% and the effective hoisting rate increased from 474 tonnes per operating hour to 523 tonnes per operating hour. The zinc ore cut off grade was reduced in 2007 from 5.6% to 4.0% in line with price estimates during the year, thus promoting an increase in ore reserves at slightly lower average grade.

The cash cost per pound of payable copper metal sold during the fourth quarter of 2007 increased to $0.81 compared with $0.69 in the same period in 2006. Lower zinc by-product credits during the fourth quarter 2007 increased the cash costs compared to Q4 2006. The main reason for the lower annual cash cost for 2007 relates mainly to higher by-product revenue.

Zinkgruvan Mine

	Three months ended December 31,			Twelve months ended December 31,
(100% OF PRODUCTION)	2007	2006	Change	2007	2006	Change
Ore mined (tonnes)	243,265	240,589	1%	860,240	787,889	9%
Ore milled (tonnes)	237,945	225,367	6%	875,556	787,003	11%
Grades per tonne
Zinc (%)	7.9	9.3	-15%	8.3	10.3	-19%
Lead (%)	3.7	4.3	-14%	4.4	4.6	-4%
Recovery
Zinc (%)	94	94	0%	94	94	0%
Lead (%)	86	90	-4%	88	88	0%
Concentrate grade
Zinc (%)	53.4	54.0	-1%	54.0	54.0	0%
Lead (%)	76.2	75.0	2%	76.1	75.0	1%
Production (metal contained)
Zinc (tonnes)	17,618	19,750	-11%	68,441	75,909	-10%
Lead (tonnes)	7,643	8,653	-12%	33,580	31,850	5%
Silver (oz)	436,795	475,751	-8%	1,756,074	1,760,907	0%
Sales	$46,119	$59,706	-23%	$206,067	$195,062	6%
*Cash cost per pound of payable zi	$(0.03)	$0.63	-105%	$0.16	$0.54	-70%

*Cash cost per pound of payable zinc sold is the sum of direct cash costs and inventory changes less by-product credits and profit-based royalties. See Non-GAAP Performance Measures.

Production

A total of 243,265 tonnes of ore were mined and 237,945 tonnes of ore were processed during the fourth quarter 2007, which represents a 1.1% and a 5.6% increase respectively over the same period in 2006.

Zinc and lead head grades were lower in the fourth quarter 2007 compared with the same period in 2006 at 7.9% and 3.7%, respectively. The relative drop in head grades was mainly due to a combination of the extraordinarily high grades produced in the fourth quarter of 2006 from the Burkland ore body, and the mining of lower than average grade areas at the Sävsjön ore body. In December 2007, production from low lead grade (2%) areas in Nygruvan accounted for a quarter of the month’s production. Planned higher zinc head grades for the fourth quarter did not come to fruition owing to over-break causing additional dilution in two of the main production stopes affecting December’s production.

Zinc and lead metal production was 17,618 tonnes and 7,643 tonnes respectively for the quarter, or 10.8% and 11.7% below the fourth quarter 2006. The increased throughput did not compensate for the lower head grades in the fourth quarter 2007. The operation produced 436,795 ounces of silver contained in concentrate or 8.2 % less than in the same period in 2006.

For the twelve-month period of 2007 the mine and the ore processing plant registered record ore production and ore treatment throughputs, showing an increase of 9.2% and 11.3% respectively compared with 2006.

The cash cost per pound of payable zinc metal sold during the fourth quarter of 2007 decreased to negative $0.03 per pound compared to $0.63 per pound for the same period in 2006. This decrease in cash cost was due primarily to increased lead sales, lower 2007 treatment charges and improved productivity, which aided in offsetting the rising cost of consumables. Cash cost per pound of payable zinc metal sold for the twelve month period 2007 decreased to $0.16 per pound compared with $0.54 per pound for the corresponding period in 2007 owing primarily to higher lead revenue. For details on the Zinkgruvan Copper Project, which lies adjacent to the existing Zinkgruvan ore deposits, see the Projects section of this report.

Storliden Mine

	Three months ended December 31,			Twelve months ended December 31,
(100% OF PRODUCTION)	2007	2006	Change	2007	2006	Change
Ore mined (tonnes)	67,423	88,605	-24%	276,786	346,652	-20%
Ore milled (tonnes)	62,127	92,541	-33%	258,905	362,316	-29%
Grades per tonne
Copper (%)	1.1	2.5	-56%	1.6	3.2	-50%
Zinc (%)	4.5	6.8	-34%	5.9	8.5	-31%
Recovery
Copper (%)	92	92	0%	91	91	0%
Zinc (%)	92	91	1%	92	91	1%
Concentrate grade
Copper (%)	28.8	29.8	-3%	29.0	29.4	-1%
Zinc (%)	55.5	54.5	2%	55.1	54.2	2%
Production (metal contained)
Copper (tonnes)	622	2,153	-71%	3,870	10,642	-64%
Zinc (tonnes)	2,570	5,728	-55%	13,944	27,824	-50%
Sales	$7,959	$28,216	-72%	$56,354	$115,238	-51%
*Cash cost per pound	$0.29	$0.08	263%	$(0.06)	$(0.27)	-78%

*Cash cost per pound of payable zinc sold is the sum of direct cash costs and inventory changes less by-product credits and profit-based royalties. See Non-GAAP Performance Measures.

Production

Management originally planned to close the Storliden mine during the third quarter of 2007; however, due to the identification of additional ore in the Lower West and Upper East areas of the mine, the operation was maintained. During the fourth quarter of 2007 67,423 tonnes of ROM ore were produced and 62,127 tonnes processed.

As the operation draws nearer to closure, copper and zinc grades, as well as ore throughput are expected to decline. During the fourth quarter 2007 622 tonnes of contained copper and 2,570 tonnes of contained zinc were produced. Copper head grades were 1.1 % and zinc head grades 4.5%.

The closure of the mine is scheduled for the second quarter 2008. Total costs for the closure of the operations are expected to be less than $400,000 and the corresponding provision has already been made.

The cash cost of payable zinc sold was $0.29 per pound for the fourth quarter 2007 compared with $0.08 per pound for the same period in 2006. Lower by-product revenue from copper negatively affected the cash costs when comparing the quarter and the full-year numbers to the same periods in 2006.

Galmoy Mine

	Three months ended December 31,			Twelve months ended December 31,
(100% OF PRODUCTION)	2007	2006	Change	2007	2006	Change
Ore mined (tonnes)	134,031	158,957	-16%	453,444	605,438	-25%
Ore milled (tonnes)	125,768	160,030	-21%	446,908	616,536	-28%
Grades per tonne
Zinc (%)	10.8	10.2	6%	12.4	11.8	5%
Lead (%)	3.3	2.5	32%	3.4	3.2	6%
Recovery
Zinc (%)	79	82	-4%	82	83	-1%
Lead (%)	66	69	-4%	72	67	7%
Concentrate grade
Zinc (%)	52.0	52.7	-1%	52.0	51.8	0%
Lead (%)	65.3	64.7	1%	65.4	63.5	3%
Production (metal contained)
Zinc (tonnes)	10,788	13,473	-20%	45,282	60,055	-25%
Lead (tonnes)	2,727	2,798	-3%	10,980	13,256	-17%
Silver (ounces)	60,908	16,918	260%	129,276	131,572	-2%
Sales	$17,806	$38,245	-53%	$99,925	$119,662	-16%
*Cash cost per pound	$0.67	$1.24	-46%	$0.84	$0.90	-7%

*Cash cost per pound of payable zinc sold is the sum of direct cash costs and inventory changes less by-product credits and profit-based royalties. See Non-GAAP Performance Measures.

Production

Although the fourth quarter production levels were the highest achieved in any quarter in 2007 in terms of ore tonnages mined and processed, the results fell short of the 2006 equivalent period by 15.7% and 21.4% respectively. Ore mined was 134,031 tonnes and ore milled 125,768 tonnes. Mine production was impacted by backfill quality issues and the ore treatment plant was affected by concentrate transportation logistics between the mine and the port area. Towards the end of the year, backfill quality significantly improved and the industrial relations conflicts between the concentrate transport contractor, the port contractor and their respective employees improved.

Although zinc and lead head grades in the quarter showed a significant improvement compared with the same period in 2006, back fill delays in the high grade eastern stopes of the R ore body (15% Zinc) necessitated a rescheduling of the mining sequence, which detrimentally affected the quarter’s average grades. Zinc recovery was 79% in the fourth quarter 2007 as compared with 82% in the comparable period 2006. Management focused on maintaining concentrate quality at the expense of lower recovery.

The main contributing factors to the mine’s lower ore production in 2007 of 453,444 tonnes compared with 605,438 tonnes in 2006 include the following: restricted accessibility to areas due to low volume of backfill poured in combination with delayed setting of backfill (76,000 tonnes), unofficial industrial disputes (50,000 tonnes), and a slow start to the long hole program (35,000 tonnes). Zinc production was 24.6% below 2006 levels due to lower ore production, which was marginally offset by a higher zinc feed grade. Notwithstanding higher lead recovery and higher lead feed grades, lead production was 17.2% below 2006 levels.

The cash cost per pound of payable zinc sold was $0.67 per pound for the fourth quarter 2007 as compared with $1.24 per pound for the same period in 2006. This decrease was due to higher byproduct credits for lead and lower treatment charges for zinc.

Aguablanca Mine

	Three months ended December 31,			Twelve months ended December 31,
(100% OF PRODUCTION)	2007	2006	Change	2007	2006	Change
Ore mined (tonnes)	420,350	484,373	-13%	1,707,330	1,550,437	10%
Ore milled (tonnes)	406,107	418,600	-3%	1,668,959	1,486,800	12%
Grades per tonne
Nickel (%)	0.5	0.5	0%	0.5	0.6	-13%
Copper (%)	0.4	0.5	-13%	0.4	0.5	-18%
Recovery
Nickel (%)	77	72	7%	76	72	6%
Copper (%)	92	91	1%	92	90	2%
Concentrate grade
Nickel (%)	7.5	6.4	17%	7.3	6.6	11%
Copper (%)	6.8	6.9	-1%	6.9	6.8	1%
Production (metal contained)
Nickel (tonnes)	1,690	1,635	3%	6,630	6,398	4%
Copper (tonnes)	1,548	1,775	-13%	6,281	6,616	-5%
Sales	$34,495	$-		$75,838	$-
Cash cost per pound*	$7.14	$7.43	-4%	$7.23	$4.82	50%

*Cash cost per pound of payable nickel sold is the sum of direct cash costs and inventory changes less by-product credits and profit-based royalties. See Non-GAAP Performance Measures.

Ownership

The Company purchased Rio Narcea Gold Mines, Ltd. (100% owner of the Aguablanca mine) on July 17, 2007. In order to present comparable production data, the 2006 and 2007 production figures and financial data have been presented for the twelve months ended December 2006 and 2007. However, the Company’s operating results from the Aguablanca operations only reflect the mine operations since acquisition on July 17, 2007.

Production

Ore mined during the fourth quarter 2007 totaled 420,350 tonnes, 13.2% lower than levels achieved during the same period in 2006 due primarily to higher stripping ratios. Overburden extracted during the fourth quarter 2007 totaled 4.31 million tonnes or 143% more compared with the same period in 2006. Year-to-date, over burden removal totaled 13.1 million tonnes or 127% more than in 2006.

Plant throughput during the fourth quarter 2007 was 12,500 tonnes or 3% lower than in the fourth quarter of 2006, mainly due to a breakdown of the SAG mill gear box.

Nickel and copper production during the fourth quarter of 2007 was 1,690 tonnes and 1,548 tonnes, or 3.4% higher and 12.8% lower, respectively, than in the same 2006 period.

The cash cost per pound of payable nickel sold was $7.14 per pound for the fourth quarter 2007 compared with $7.43 per pound for the same period in 2006. On a year-to-date basis, cash costs increased from $4.82 per pound in 2006 to $7.23 in 2007. The increase is attributable to higher mine costs due to the planned increase to the strip ratio, combined with higher nickel prices that pushed treatment charges higher as per the price participation clause in the existing agreement with the smelter.

Aljustrel Mine Development Project

	Three months ended December 31,			Twelve months ended December 31,
(100% OF PRODUCTION)	2007	2006	Change	2007	2006	Change
Ore mined (tonnes)	161,387	-		161,387	-
Ore milled (tonnes)	11,399	-		11,399	-
Grades per tonne
Zinc (%)	4.5	-		4.5	-
Recoveries
Zinc (%)	37.0	-		37	-
Production (metal contained)
Zinc (tonnes)	190	-		190	-

Production

The commissioning of Phase I of the Aljustrel ore processing plant ramp-up stage started on December 16, 2007. The plant produced for a week before stopping over the Christmas holidays to make process and equipment adjustments and increase water treatment capacity. The plant performed well during Phase I and is now operating within the performance parameters expected in Phase II of the ramp up stage.

In the Moinho ore body, production drilling commenced in November 2007. However, there was no stope blasting carried out in 2007 as the development ore stock pile was sufficient to meet requirements for Phase I of the ramp-up stage in the ore processing plant. Definition drilling is underway to better define future mining block sequences.

At the Feitais ore body, ramp development reached a depth of 210 meters, which is critical to the first ore mining sequence. Excavation for a crushing station and a related coarse ore stockpile at the 190 meter level were started during the fourth quarter. Management expects to bring forward by twelve months the production of zinc and lead concentrates stemming from the Feitais ore body, which was originally scheduled for the second half of 2009. Ore from the Feitais ore body is known for its higher content of recoverable lead and silver, which will provide by-product credits.

The operating license was received during the quarter. Negotiations are still underway with the national rail to finalize the reconstruction of the rail spur to service the plant and transport concentrate to the port of Setúbal. During the reconstruction phase, alternate transport to the port has been secured.

Commercial production is expected to begin in the second quarter of 2008. The Moinho and Feitais operations are scheduled to reach production during the first quarter of 2009 at a combined rate of 80,000 tonnes of contained zinc, 17,000 tonnes of contained lead and 1.25 million ounces of silver (silver contained in concentrate sold as part of Silverstone deal announced in the third quarter of 2007).

Project Highlights

Ozernoe Project

Feasibility studies on the Ozernoe project in the Republic of Buryatia, Eastern Siberia, Russia progressed during 2007. Priorities included additional infill and step out ore deposit drilling, confirmatory metallurgical sampling and testing, commencement of a formal independent party feasibility study and establishment of on-site infrastructure to enable the project to advance.

International independent consultants were retained in the first half of 2007 to advance mineral resource and ore reserve modelling, to complete the overall project feasibility study, and to determine environmental and social impact assessments. Particular highlights or initiatives successfully concluded on the project included the conduct of environmental seminars with local, regional and federal stakeholders on mitigation of project impact, mineral deposit drilling where preliminary indications of resource modelling confirm the previous work by others and initial independent metallurgical test work which also is progressing according to expectations.

To facilitate further progress on the project, a 350 person construction camp was constructed at the site, local roads improved, and a bridge across a local river was installed to support both project access and improved year round transportation for the local population in the Ozernoe area. A weather station was installed, base line metallurgical work commenced, and other social and environmental impact assessments initiated. Headed by a Social Committee which included representatives of the local population, the local major and regional authorities, a number of social programs were conducted in the areas of medical support, education and training.

During the fourth quarter 2007, the focus of work was on starting size throughput studies considering as a minimum a 6 million tonne per annum initial mill feed rate. Ore reserve drilling also advanced with the objective of updating overall mineral resource statements in the first half 2008. Metallurgical testing significantly advanced during the fourth quarter 2007 at both Russian and offshore laboratories. Ground water supply wells were drilled and tested to investigate the hydro-geologic regime.

Project progress has been slower than desired and in order to address this and other perceived shortcomings, a new Project Director has been retained and has commenced work subsequent to the period end. This appointment addresses some of the issues on the project with others being separately addressed. Certain of the milestones contained within the mineral license are under negotiation. These milestones need to be extended and, while there is no indication that such extensions will not be given, there is no guarantee that these extensions will be granted.

The historic resource for Ozernoe is reported as 157 million tonnes grading 5.2% zinc and 1.0% lead making it one of the largest undeveloped open-pitable sulphide zinc resources worldwide.

Tenke Fungurume Project

Under the direction of operating partner Freeport McMoRan, construction advanced during 2007 on the world class Tenke Fungurume copper-cobalt deposit in southern Katanga Province, Democratic Republic of Congo ("DRC"). The first phase of production facilities is designed to produce 115,000 tonnes per annum of copper cathode and a minimum 8,000 tonnes per annum of cobalt in hydroxide and cathode metal. Progress was made on completion of the first phases of construction camp facilities, major civil works for access roads and the rough grading of the plant site area were substantially completed and concrete work and tank erection was initiated on site. As at the end of 2007, more than 60% of the project design engineering and more than 70% of equipment purchases were completed. Construction progress approached the 17% completion point, supported by a construction work force in excess of 1,200 workers.

In parallel, a major power refurbishment project is in progress, advancing commitments by Freeport McMoRan/Lundin Mining to rebuild several generators at the Nseke Power Station, west of the Tenke Fungurume concessions towards Kolwezi. This investment will provide a dramatic improvement to the regional power infrastructure. The project also invested in national highway upgrades in the vicinity of the Tenke Fungurume area, and more than 20 micro enterprise businesses were started, aided by project funding to kick start local entrepreneurial developers in the area.

During the fourth quarter 2007, Freeport McMoRan announced updated capital costs with the latest estimated direct capital cost rising to $900 million. Copper production is now expected in 2009. Estimated cost of the project continues to be tracked closely by Freeport to mitigate risks of further increase; however, these can not be ruled out.

On site during the fourth quarter 2007, concrete installation was initiated and steel plate work erection of leach and CCD tankage. Additionally, truck shop structural steel erection commenced and commissioning of the continuous miner and subsequent operator training started with the pre-stripping of the Kwatebala deposit.

On February 19, 2008, the Company received a letter from the Ministry of Mines, Government of the Democratic Republic of Congo pertaining to the review of mining contracts in the country. The letter was addressed to Tenke Fungurume Mining S.A.R.L. the entity which is developing the mine and in which the Company has an equity investment of 24.75%. Management believes that its agreements with the government of DRC are legally binding, that all associated issues have been dealt with fully under Congolese law and that the overall fiscal terms previously negotiated and incorporated into the Amended and Restated Mining Convention exceed the requirements of the Congolese Mining Code.

Neves-Corvo – Lombador Zinc Project

During the third quarter 2007 an internal study was conducted to support a request for a capital investment to conduct a feasibility study on the Lombador underground zinc deposit, which is directly adjacent to the Neves-Corvo mine in Portugal. If approved, Lombador will significantly expand the Company’s zinc production as it is developed. At the end of the third quarter, capital to undertake the completion of a final feasibility study was approved by the Board of Directors. Infill and resource expansion drilling continued on Lombador, and metallurgical test work of samples commenced towards year end. A feasibility study was initiated prior to year end with the intent to have this study in hand by December 2008, with a target to start mining Lombador in late 2011 or early 2012. Ultimate mining rate of Lombador is expected to reach 2 million tonnes per year.

Zinkgruvan Copper Project

During the third quarter of 2007, the Board of Directors approved a plan for development of the Zinkgruvan copper project. The plan targets a copper deposit lying adjacent to one of Zinkgruvan’s zinc deposits in Sweden. In addition to facilitating copper production, this expansion is intended to improve zinc mining flexibility through both a second underground crusher and ramp access down through the Cecilia west deposits. Prior to year end, ramp construction had started and underground drifting advanced. Successful metallurgical test work was conducted and plant design/supply/install contracts were tendered. The objective date for the first copper production from the Zinkgruvan copper deposit is 2010.

Exploration Highlights

Portugal

Neves-Corvo Mine Exploration (Copper, Zinc)

Exploration efforts were focussed on the delineation of the Lombador South Zinc Zone (LSZZ). Drilling results exceeded expectations, resulting in a feasibility study for the Lombador Zinc Project. The results highlight the immediate exploration potential that exists within the mine lease.

Aljustrel Mine Exploration (Copper, Zinc)

Drilling was focussed on the Feitais deposit where the limit of the deposit was extended to the northwest, some inferred resources were converted to indicated resources and a new, significant copper zone was discovered.

Iberian Pyrite Belt, southern Portugal (Copper, Zinc)

At the Chança prospect, located near the Spanish border, drilling confirmed a large copper-bearing stockwork zone, but any existing massive sulphides appear to be faulted out. An airborne gravity survey conducted over a portion of the Mertola and Castro Verde concessions and the Aljustrel area and will be used to target drilling next year.

Spain

Aguablanca Mine Exploration (Nickel, Copper)

The focus of exploration since the acquisition of Aguablanca in the third quarter 2007 has been the resource evaluation of the Deep Body and the underground potential of the Main deposit. The drilling will significantly increase the indicated resource of the Deep Body which is currently being re-estimated. Other near-mine targets will be further drill tested in 2008.

Ossa Morena Regional Exploration, southern Spain (Nickel, Copper, PGM)

This regional belt of rocks hosts the Aguablanca deposit and is being systematically tested other nickel-prospective intrusions. Drilling has been focussed on the more advanced Argallón and Cortegana exploration projects where encouraging broad zones of disseminated magmatic nickel sulphide mineralization were encountered, not unlike the low grade mineralized, outer zones of the Aguablanca deposit. An airborne electromagnetic survey was flown; conductors will be followed up next year with ground geophysics and drilling.

Toral Project, northwest Spain (Zinc, Lead, Silver)

Drilling confirmed the narrow but continuous nature of the known historic Zn-Pb-Ag resource and focussed on testing for up and down-dip extensions of the known historic resource with some success. Any additional work next year is pending review of all results, some of which were pending at the end of 2007.

Ireland

Galmoy Mine Exploration (Zinc, Lead)

An aggressive life-of-mine exploration program continued in 2007. During Q1, a new, high-grade zone of zinc-lead-silver mineralization, the "M-Zone", was discovered adjacent to the CW orebody. Delineating the extent of the M-Zone was the main focus throughout the remainder of 2007.

Keel (Zinc, Lead)

The Keel property is located in Longford County, Ireland. Drilling is focussed on testing the extent of the deposit and to determine if satellite orebodies exist in the area. One of three holes drilled intersected significant mineralization within two zones adjacent to the known extent of the deposit. Drilling will continue in 2008.

West Limerick (Zinc, Lead)

The license is located approximately 80 km west of the Galmoy Mine. Four holes have been completed to date with no significant mineralization detected. Drilling will continue on additional targets in Q1 2008.

Sweden

Zinkgruvan Mine Exploration (Zinc, Lead, Silver)

The focus for 2007 was the exploration for new ore zones within the Dalby and Finnafalet areas north of the mine, with very encouraging results. Deviation drilling is being successfully used at Dalby to delineate high-grade Zn-Pb-Ag mineralization encountered at depth (greater than 800 metres), while at the Finnafalet target, east of Dalby, mine stratigraphy has been intersected. This intersection indicates potential for additional resources to be found to the north. At Tostebacka, drill testing for ore east of the Nygruvan orebody did not encounter any significant mineralization and the drilling has been terminated.

Bergslagen Regional Exploration, southern Sweden (Zinc, Lead, Silver)

Systematic testing of prospective geology is being done in this host district to Zinkgruvan with the objective of finding additional feed for the mill. Significant Zn-Pb-Ag mineralization has been intersected at the Tvistbo project area, approximately 150 km north of Zinkgruvan. Drilling will continue to determine the northern and depth extent of this Zn-Pb-Ag mineralization. At the Palahöjden project, additional drilling in first quarter 2008 will follow up an ore grade intercept made earlier in the year.

Skellefte Regional Exploration, northern Sweden (Copper, Zinc)

An evaluation of this northern program led to the termination of exploration in the district in the third quarter 2007. A partner is being sought of further the exploration program there. The application for a test mine at Norra Norrliden has been submitted to the authorities and after the expected granting of the application a test mining operation is expected to begin by the third quarter 2008.

Norrbotten District, northern Sweden (Copper, Gold)

The option agreement with Anglo/Rio was terminated in the fourth quarter 2007.

Metal prices, LME inventories and smelter treatment and refining charges

During the fourth quarter 2007 the prices for zinc, copper and nickel decreased by 18%, 6% and 2%, respectively, compared to the third quarter 2007. During the same period the lead price increased by 4%. The inventory levels of zinc, copper, lead and nickel on the London Metal Exchange ("LME") all increased during the fourth quarter 2007 compared to the third quarter. At the end of the fourth quarter 2007, the LME stocks of zinc were 89,150 tonnes (Q3: 61,350 tonnes), copper 197,450 tonnes (Q3: 130,775 tonnes), lead 45,475 tonnes (Q3: 22,150 tonnes) and nickel 47,946 tonnes (Q3: 32,442 tonnes). The inventory increases are a result of the slowdown in the US and European economies. In the case of lead and nickel almost all of the increase has been through deliveries to European warehouses. The increase in copper and zinc inventory has taken place not only in Europe but also through deliveries to warehouses in Asia.

(unaudited)		Three months ended December 31,			Twelve months ended December 31,
(Average)		2007	2006	Change	2007	2006	Change
Zinc	US$/pound	1.20	1.90	-37%	1.47	1.48	0%
	US$/tonne	2,646	4,194	-37%	3,250	3,273	-1%

Lead	US$/pound	1.48	0.74	100%	1.18	0.58	103%
	US$/tonne	3,262	1,631	100%	2,595	1,287	102%

Copper	US$/pound	3.28	3.21	2%	3.23	3.05	6%
	US$/tonne	7,239	7,087	2%	7,126	6,731	6%

Nickel	US$/pound	13.36	15.00	-11%	16.87	11.02	53%
	US$/tonne	29,453	33,060	-11%	37,181	24,287	53%

During the fourth quarter 2007 the spot treatment charges ("TC") for zinc concentrates dropped from $325 per dry metric tonne ("dmt") flat (i.e. without price participation) to $285 per dmt flat. However, the drop in the zinc price on the LME still led to an increased differential between the spot TC and the terms of the 2007 annual contracts of $300 per dmt based on a zinc price of $3,500 per tonne and with upward and downward price participation. The spot TC ended the quarter about $70 per dmt higher than the annual terms at the closing price of the fourth quarter of 2007 ($2,354 per tonne).

The spot TC for copper concentrates increased during the fourth quarter and reached $46 per dmt of concentrates at the end of the quarter with a refining charge ("RC") of $0.046 per payable lb of copper contained. This should be compared with the average TC and RC for the first nine months of 2007 which were $25 per dmt (TC) and $0.025 per payable lb copper contained (RC). The reason for the increase was a combination of production problems in India, reducing the spot activity of the Indian smelters, and a seasonal slowdown in China. The spot market for copper concentrates is expected to pick up after the celebration of the Chinese New Year.

During the fourth quarter 2007 the spot TC for lead concentrates increased further and at the end of the year the spot TC exceeded the TC of the annual contracts. Imports of lead concentrates to China continued to be very low due to the introduction of an export tax on refined lead in July. During the quarter a number of lead smelters in China have closed or reduced production by up to 50%. The only imports of lead concentrates to China during the last quarter came under annual contracts. At the end of the quarter the spot TC in China was approximately $350 per dmt of concentrates flat compared to $200 per dmt flat at the end of the third quarter.

Outlook for metal prices and smelter treatment and refining charges

Growth in Asian metal demand is expected to balance the softness in North America and Europe. The price of copper is expected to remain at or above current levels with some weakness expected in zinc, lead and nickel. The LME inventories for zinc, copper and lead are still at low levels. The demand for nickel has slowed over 2007 and the LME inventory has increased because of reduced production and de-stocking of stainless steel. However, the Company expects that the demand for stainless steel, especially in Asia, will pick up during 2008 and with it the demand for nickel.

For 2008, the Company expects treatment charges ("TC") for zinc concentrates to improve in favour of the smelters due to additional zinc concentrates being available to the market from the start up of new mines as well as reactivation of closed mines.

The market for copper concentrates is very tight and terms in the spot market are lower than the terms of both the annual and the mid-year contracts. The annual negotiations for copper concentrates have started and the company expects that the TC will fall further in favour of the miners.

The introduction by China of an export tax for lead metal has not only resulted in less metal exports from China but also considerably less imports of lead concentrates. This in turn has forced the miners to find new outlets for their products which have caused an upward pressure on the TC. For 2008, the company expects a small increase in the TC in favour of the smelters.

The raw materials market for nickel is not as homogenous as for the other base metals and there is no clear benchmark being set. Because of increased production of low grade nickel ores out of the Philippines, Indonesia and New Caledonia the treatment terms for nickel raw materials are expected to increase in 2008. However, the company’s nickel concentrates are sold under multi-year contracts and will not be affected by this increase.

The Company expects its operational performances in all of its mines to improve in 2008 compared 2007. As well, overall production of contained zinc metal will increase with the addition of the Aljustrel zinc production.

It should be noted that the price of silver for silver produced in concentrate from Zinkgruvan has been fixed by the 2004 silver transaction with Silver Wheaton whereby Zinkgruvan receives the lesser of the prevailing silver price at time of delivery or $3.90 per ounce of silver delivered. The up-front cash payment received from Silver Wheaton in December 2004 has been deferred on the balance sheet and is realized on the statement of operations when the actual deliveries of silver occur.

During the third quarter 2007 the Company completed an agreement with Silverstone Resources to which the Company will sell all its all future silver in concentrate from the Neves-Corvo and Aljustrel mines at a fixed price of the lesser of the prevailing silver price at time of delivery or $3.90 per ounce of silver delivered, subject to an inflation adjustment. The agreement has been valued at $89.1 million consisting of an upfront cash payment of $42.5 million and the balance in 19.6 million common shares of Silverstone. This amount has been deferred and will be amortized over the life of the silver deliveries.

Currencies

	Three months ended			Twelve months ended
(unaudited)	December 31,		Change	December 31,		Change
(Average)	2007	2006	%	2007	2006	%
SEK/US$	6.42	7.08	9%	6.76	7.37	8%
SEK/Cdn$	6.54	6.22	-5%	6.30	6.50	3%
Cdn$/US$	0.98	1.14	14%	1.07	1.13	5%
US$/Euro	1.45	1.29	-12%	1.37	1.26	-9%

Liquidity and Capital Resources

Cash Resources

The Company has cash and cash equivalents of $133.2 million as at December 31, 2007 compared with $402.2 million as at December 31, 2006 and $220.1 million at the end of the third quarter of2007. Cash and cash equivalents have decreased $86.9 million from September 30, 2007 due primarily to capital expenditure programs, repayment of debt and investment purchases made by the Company during the fourth quarter. The Company does not own any asset-backed commercial paper.

During the fourth quarter of 2007 the Company repaid the $62.0 million balance on the $575 million committed revolving credit facility that was outstanding as at September 30, 2007. The Company then drew a further $40.4 million from this facility, which is outstanding as at year end.

Hedging

The Company enters into derivative contracts for the purpose of managing risks and not for trading purposes. During the fourth quarter of 2007 the Company did not enter into any additional derivative contracts. As at December 31, 2007, the liability on marking-to-market the outstanding derivative contracts was $10.5 million.

Risks and Uncertainties

The operations of Lundin Mining involve certain significant risks, including but not limited to credit risk, foreign exchange risk, and derivative risk. For a complete discussion of the aforementioned risks, refer to the Company’s 2006 annual MD&A, available on the SEDAR website, www.sedar.com and specific qualifications, if any, included in the management discussions regarding each mine and project in this document.

Reclamation Fund

As at December 31, 2007, the Company had $59.2 million in a number of reclamation funds that will be used to fund future site restoration and mine closure costs at the Company’s various mine sites. The Company will continue to contribute annually to these funds based on an estimate of the future site restoration and mine closure costs as detailed in the closure plans. Changes in environmental laws and regulations can create uncertainty with regards to future reclamation costs and affect the funding requirements.

Outstanding share data

As at February 25, 2008, the Company had 390,413,431 common shares issued and outstanding and 6,652,908 stock options and 306,720 stock appreciation rights outstanding under its stock-based incentive plans.

Non-GAAP Performance Measures

Zinc, copper and nickel cash production cost (US$/pound) are key performance measures that management uses to monitor performance. Management uses these statistics to assess how well the Company’s producing mines are performing compared to plan and to assess overall efficiency and effectiveness of the mining operations. These performance measures have no meaning within Canadian Generally Accepted Accounting Principles ("GAAP") and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.

Reconciliation of unit cash costs of payable copper, zinc and nickel metal sold to the consolidated statements of operations

Thousands of US dollars, except zinc, copper and nickel cash production cost per pound:

	Three months ended December 31
(unaudited)	Zinkgruvan		Storliden		Galmoy
Zinc	2007	2006	2007	2006	2007	2006
Operating expenses, excluding depreciation	$15,031	$8,378	$5,621	$13,859	$14,301	$15,333
Treatment charges for zinc	7,670	24,421	1,208	6,264	5,089	18,973
By-product credits	(23,737)	(9,907)	(4,294)	(12,149)	(6,910)	(2,523)
Other items affecting cash production costs	9	421	(1,129)	(7,087)	-	192
Total	$(1,027)	$23,313	$1,406	$887	$12,480	$31,975
Zinc metal payable (tonnes)	13,657	19,139	2,183	5,737	8,511	14,258
Zinc metal payable (000's pounds)	30,100	37,008	4,811	10,700	18,758	25,819
Zinc cash production cost per
pound payable metal sold	$(0.03)	$0.63	$0.29	$0.08	$0.67	$1.24

	Twelve months ended December 31
	Zinkgruvan		Storliden		Galmoy
Zinc	2007	2006	2007	2006	2007	2006
Operating expenses, excluding depreciation	$56,224	$39,132	$29,866	$53,153	$56,963	$54,376
Treatment charges for zinc	45,430	75,241	8,121	23,206	36,404	58,356
By-product credits	(81,284)	(36,578)	(26,628)	(59,455)	(24,075)	(11,545)
Other items affecting cash production costs	9	(972)	(12,937)	(30,930)	-	(348)
Total	$20,379	$76,823	$(1,578)	$(14,026)	$69,292	$100,839
Zinc metal payable (tonnes)	57,020	78,716	11,852	27,824	37,623	59,197
Zinc metal payable (000's pounds)	125,672	142,207	26,122	52,100	82,921	112,538
Zinc cash production cost per
pound payable metal sold	$0.16	$0.54	$(0.06)	$(0.27)	$0.84	$0.90

Neves-Corvo
	Three months ended		Twelve months ended
(unaudited)	December 31		December 31
Copper	2007	2006	2007	2006
Operating expenses, excluding depreciation	$45,962	$72,623	$181,359	$72,623
Operating expenses, prior to Somincor acquisition		9,486		128,531
Treatment charges for copper	12,391	9,378	46,378	9,378
By-product credits	(9,081)	(16,584)	(50,948)	(16,584)
Other items affecting cash production costs	(5,158)	(46,652)	(35,266)	(46,652)
Total	$44,114	$28,251	$141,523	$147,296
Copper metal payable (tonnes)	24,648	21,235	86,180	85,440
Copper metal payable (000's pounds)	54,324	41,061	189,941	188,363
Copper cash production cost per
pound payable metal sold	$0.81	$0.69	$0.75	$0.78

Aguablanca

	Three months ended		Twelve months ended
(unaudited)	December 31		December 31
Nickel	2007	2006	2007	2006
Operating expenses, excluding depreciation*	$14,531	$-	$55,366	$-
Operating expenses pre-acquisition by Lundin	-	10,877	50,539	36,125
Treatment charges for nickel	12,992	23,164	27,127	65,626
By-product credits	(11,186)	(11,023)	(26,677)	(44,522)
Other items affecting cash production costs	6,475	1,984	(11,429)	2,150
Total	$22,812	$25,002	$94,926	$59,379
Nickel metal payable (tonnes)	1,449	1,527	5,955	5,585
Nickel metal payable (000's pounds)	3,194	3,366	13,129	12,313
Nickel cash production cost per
pound payable metal sold	$7.14	$7.43	$7.23	$4.82

*Includes a non-recurring fair value adjustment in the Company's favour of $6.7 million relating to the Rio Narcea acquisition. This item has been adjusted for in "Other items affecting cash production costs".

Reconciliation of realized prices

(unaudited)	Three months ended December 31, 2007
($ millions)	Copper	Zinc	Nickel	Lead
Invoiced sales	$190.8	$79.7	$46.2	$38.4
Pricing adjustments*	(28.6)	(15.8)	(8.9)	(3.8)
Sales before TC/RC	$162.2	$63.9	$37.3	$34.6
Payable Metal (tonnes)	26,507	30,367	1,449	12,232
Realized prices, $ per pound	2.78	0.95	11.68	1.28
Realized prices, $ per tonnes	6,119	2,104	25,742	2,829

*Comprises of $13.4 million of negative final pricing adjustments of third quarter 2007 sales, which were settled in the fourth quarter of 2007, and negative $43.7 million relating to year-end revaluation of outstanding accounts receivable.

Outstanding receivables (provisionally valued) as of December 31, 2007

	Tonnes payable	Valued at
(unaudited)	metal	price per tonne
Copper	12,610	$6,671
Zinc	19,862	$2,351
Nickel	1,539	$25,911
Lead	3,874	$2,564

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper, lead, nickel, cobalt and zinc; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment in the countries where the Company has its mining operations and projects in will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Other Information

Additional information regarding the Company is included in the Company’s Annual Information Form ("AIF") and Annual Report on Form 40-F, which are filed with the Canadian securities regulators and the United States Securities and Exchange Commission ("SEC"), respectively. A copy of the Company’s AIF is posted on the SEDAR website at www.sedar.com. A copy of the Form 40-F can be obtained from the SEC website at www.sec.gov.

OTHER SUPPLEMENTARY INFORMATION

1.     List of directors and officers at February 28, 2008:

(a)     Directors:

Lukas H. Lundin, Chairman
William A. Rand, Lead Director
Philip J. Wright
Colin K. Benner
Brian D. Edgar
Dale C. Peniuk
David F. Mullen
Donald K. Charter
John H. Craig
Tony O’Reilly Jnr.

(b)     Officers:

Lukas H. Lundin, Chairman
Philip Wright, President and Chief Executive Officer
Anders Haker, Vice President and Chief Financial Officer
João Carrêlo, Executive Vice President and Chief Operating Officer
Neil O’Brien, Senior Vice President of Exploration and Business Development
Paul Conibear, Senior Vice President Projects
Manfred Lindvall, Vice President Environment, Health and Safety
Mikael Schauman, Vice President Marketing
Wojtek Wodzicki, Vice President of Strategic Partnerships
Barbara Womersley, Vice President Human Resources
Kevin Hisko, Corporate Secretary

2.     Financial information

The report for the first quarter 2008 will be published on or before May 15, 2008.

3.     Other information

Address (Vancouver office):
Lundin Mining Corporation
Suite 2101 - 885 West Georgia Street
Vancouver B.C. V6C 3E8
Canada
Telephone: +1 604 681 1337
Fax: +1 604 681 1339

Address (Sweden office):
Lundin Mining AB
Hovslagargatan 5
SE-111 48 Stockholm
Sweden
Telephone: +46 8 550 560 00
Fax: +46 8 550 560 01

Website: www.lundinmining.com.
The corporate number of the Company is 306723-8.

For further information, please contact:

Anders Haker, Vice President and CFO: +46-708-10 85 59, anders.haker@lundinmining.com
Catarina Ihre, Manager, Investor relations: +46-706-07 92 63, catarina.ihre@lundinmining.com
Sophia Shane, Investor relations, North America, +1 604-689-7842, sophias@namdo.com